Exhibit 4(g)


         AMENDMENT NO. 4 TO THE COPYTELE, INC. 2003 SHARE INCENTIVE PLAN

         By resolution of the Board of Directors of CopyTele, Inc. on August 22, 2007, the Board of Directors approved an amendment to the CopyTele, Inc 2003 Share Incentive Plan to increase the number of shares of Common Stock that may be issued thereunder from 45,000,000 to 55,000,000.